File No. 70-8959

                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549

                                        AMENDMENT NO. 2

                                               to

                                            FORM U-1

                 APPLICATION/DECLARATION WITH RESPECT TO THE ORGANIZATION
        OF A WHOLLY OWNED SUBSIDIARY RELATED TO AN ACCOUNTS RECEIVABLE PURCHASE
                         AND SALE PROGRAM AND RELATED TRANSACTIONS

                                             under

                       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                            WESTERN MASSACHUSETTS ELECTRIC COMPANY
                                     174 Brush Hill Avenue
                             West Springfield, Massachusetts 01089

              (Name of companies filing this statement and address of principal executive office)

                                      NORTHEAST UTILITIES

               (Name of top registered holding company parent of declarant)

                                      Robert P. Wax, Esq.
                         Vice President, Secretary and General Counsel
                               Northeast Utilities Service Company
                                          P.O. Box 270
                                     Hartford, CT 06141-0270

                              (Name and address of agent for service)

               The Commission is requested to mail signed copies of all orders, notices, and communications to

David R. McHale                               Jeffrey C. Miller, Esq.
Assistant Treasurer - Finance                 Assistant General Counsel
Northeast Utilities Service                   Northeast Utilities Service
  Company                                        Company
P.O. Box 270                                  P.O. Box 270
Hartford, CT 06141-0270                       Hartford, CT 06141-0270

                         Thomas R. Wildman, Esq.
                          Day, Berry & Howard
                              CityPlace
                        Hartford, CT  06103-3499

     The text of the Application/Declaration in this proceeding is amended and restated in full (previously submitted exhibits and financial statements are not resubmitted with the exception of Exhibit I which is restated and resubmitted to reflect the changes to the text) as follows:


                                  ITEM I
                    DESCRIPTION OF PROPOSED TRANSACTIONS


     1. Western Massachusetts Electric Company ("WMECO" or the "Company"), a wholly owned electric utility subsidiary of Northeast Utilities ("NU"), a registered holding company, hereby submits this Application/Declaration pursuant to the Public Utility Holding Company Act of 1935, as amended (the "Act"), with respect to proposed transactions relating to the formation by the Company of a wholly owned special purpose subsidiary related to an accounts receivable purchase and sale program and related transactions. As set forth in paragraphs 15 and 16 below, the Company will use the proposed transactions to accelerate its receipt of anticipated cash collections from certain accounts receivable.

     2. WMECO proposes to organize a wholly owned special purpose corporation to be called WMECO Receivables Corporation ("WRC") for the sole purpose of acquiring certain categories of WMECO's accounts receivable and related assets, as described below. A draft of WRC's Certificate of Incorporation will be filed by amendment as Exhibit A.1, and a draft of the Bylaws of WRC will be filed by amendment as Exhibit A.2. WMECO will subscribe to and purchase all of WRC's Common Stock at a price yet to be determined which will be at least sufficient to meet WRC's initial equity capital requirements, including the organizational expenses of WRC. All or part of such purchase price may be paid by the transfer by WMECO to WRC of accounts receivable of WMECO. A copy of WMECO's authorizing resolution for this purchase is filed as Exhibit A.3.
3.The Company entered into a Receivables Purchase and Sale Agreement dated as of September 11, 1996 (as amended, the "Existing Agreement") with Monte Rosa Capital Corporation (the "Purchaser") and Union Bank of Switzerland, New York Branch (the "Agent") under which the Company may sell (from time to time in its discretion and subject to the satisfaction of certain conditions precedent) fractional, undivided ownership interests expressed as a percentage ("Undivided Interests") in (i) billed and unbilled indebtedness of customers as booked to Accounts 142.01 and 173 under the Federal Energy Regulatory Commission Chart of Accounts ("Receivables") and (ii) certain related assets, including any security or guaranty for any Receivables, all collections thereon, and related records and software (the "Related Assets"). The Purchaser is a special purpose Delaware corporation which acquires receivables and other assets and issues commercial paper (and draws on its bank facilities) to finance these acquisitions. The Agent will act as agent for the Purchaser for transactions under the Existing Agreement. As of the date of this filing, the Company has not made any sales under the Existing Agreement.

     4. When originally executed, the Existing Agreement contemplated that any sales made thereunder would be accounted for as sales under generally accepted accounting principles, and WMECO desires to continue this accounting treatment for its financial reporting. In order for such sales made after January 1, 1997 to be so treated, they must comply with the requirements of the Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, No. 162-C, issued in June 1996 by the Financial Accounting Standards Board ("FAS 125").
The formation of WRC is intended to satisfy one of the requirements of FAS 125: the requirement that the transferred assets be isolated from the Company and its creditors, even in bankruptcy or receivership of the Company. The Existing Agreement contemplates that a restructured purchase and sale program involving WRC will be in place by March 31, 1997, at which date the Existing Agreement will terminate.

     5. The restructured purchase and sale arrangements are on essentially the same terms to WMECO as, and are intended to accomplish the ultimate sales to the Purchaser in a manner substantially similar to, those under the Existing Agreement; the addition of WRC serves merely as a vehicle to isolate the Receivables as required by FAS 125 and as desired by the parties. Compared to the costs and terms of the program under the Existing Agreement, when viewed on an overall basis, the restructured arrangements add only relatively minor costs of the formation and maintenance of WRC as a separate entity and do not increase the liability of and risk to WMECO in any material respect.

     6. The restructured accounts receivable purchase and sale program will consist of two agreements which will replace the Existing Agreement. Under the first agreement (the "Company Agreement"), the Company will sell or transfer as equity contributions from time to time all of its Receivables and Related Assets to WRC. The purchase price to be paid by WRC for any Receivables and the Related Assets with respect thereto will take into account historical loss statistics on the Company's receivables pool. Under the second agreement (the "WRC Agreement"), WRC will sell Undivided Interests to the Purchaser from time to time. Such Undivided Interests may be funded and repaid on a revolving basis. The purchase price for an Undivided Interest will be calculated according to a formula. Such formula will include reserves based on (among other things) a multiple of historical losses, a multiple of historical dilution (such as, e.g., adjustments due to billing errors), customer concentrations that exceed specified levels and carrying costs and other costs associated with the agreements. Such formula will also take into account the cost of servicing, but this portion of the price will be returned to WMECO in the form of a servicing fee.

     7. The restructured accounts receivable program will be structured so as to meet the specific requirements of FAS 125. The most significant of these include the following: (i) the transfers of Receivables from the Company to WRC will be in terms that the Company believes will result in such transfers being labeled as "true sales" in the unlikely event of a bankruptcy proceeding involving the Company; (ii) WRC, as the purchaser and transferee, will be a "qualifying special purpose entity" within the meaning of FAS 125 (i.e. a legally separate entity engaged only in activities related to the program);
(iii) WRC, together with subsequent purchasers, will have the right to pledge or exchange the assets and/or interests in them; and (iv) the Company will not maintain effective control over the Receivables and Related Assets it transfers through a repurchase arrangement.

     8. Primarily because of the reserves referred to in paragraph 6 above that are included in the calculation of Undivided Interests sold to the Purchaser, the purchase price paid by the Purchaser for Undivided Interests will be lower than the purchase price paid by WRC to the Company for Receivables and Related Assets. However, it is expected that WRC will have available sufficient assets to pay to WMECO the full purchase price for Receivables purchased from WMECO. One such asset is the collections allocable to that portion of a Receivable which is not allocable to the Undivided Interest in the Receivable sold to the Purchaser (i.e., if the Undivided Interest is 90% at a given point in time, WRC is entitled to cash equal to 10% of the collections). A second asset potentially available to WRC to pay the purchase price for Receivables purchased from WMECO is that portion of the Undivided Interests which represents loss reserves since that portion is only retained by the Purchaser to the extent necessary to cover actual losses.
Since loss reserves are multiples of historical loss (as described in paragraph
6), it is expected that a significant portion of loss reserves will return to WRC.

     9. WMECO anticipates that the availability of Receivables and Related Assets will vary from time to time in accordance with electric energy use by its customers. As a result of this and the factors described in the preceding paragraph, the funds WRC has available to make a purchase at any time{1} may not match the cost of Receivables and Related Assets available. The proposed program includes certain mechanisms to accommodate this mismatch. When the amount of Receivables and Related Assets originated by WMECO exceeds the amount of cash WRC has available, either WRC will make the purchase and owe the balance of the purchase price to WMECO on a deferred basis (the unpaid portion will accrue interest or the purchase price will involve a discount to reflect the deferral), or WMECO will make a capital contribution to WRC in the form of the Receivables and Related Assets for which WRC lacks purchase price funds at that time. Conversely, if WRC develops a substantial cash balance (due to collections of previously transferred Receivables exceeding the balance of newly created Receivables available for purchase), WRC will likely dividend the excess cash to WMECO. Such dividends may represent a return of previous capital contributions by WMECO to WRC. Through these mechanisms, it is expected that WRC will not itself retain substantial cash balances at any time and that substantially all cash realized from the collection of the Receivables (net of the costs of the program and any reductions in the outstanding purchase price of Undivided Interests) will be made available to WMECO. Although the actual funding cost will vary depending on, inter alia, the Purchaser's own funding costs, it is expected that the all-in credit spread to WMECO of the program will be approximately one-half of the all-in credit spread to WMECO for the revolving credit facility described in the Commission's File No. 70-8875 (the "Revolving Credit Facility"). All fees, commissions and expenses expected to be paid or incurred by WMECO in connection with the creation of WRC are provided in Exhibit H.1; those by WRC in Exhibit H.2.

      10. Under the WRC Agreement, purchases may be funded by the Purchaser's issuance of commercial paper or drawing under its bank facilities. Initially, the aggregate purchase price paid by the Purchaser for Undivided Interests is not intended to exceed $50,000,000. The minimum purchase price for an Undivided Interest which may be sold in a single transaction will be $1,000,000.

      11. The Agent will have the right to appoint a servicer on behalf of the Purchaser and WRC, to administer and collect receivables and to notify the obligors of the sale of their receivables, at the Agent's option. WMECO will be appointed as the initial servicer, and only under certain adverse conditions can the Agent appoint a successor servicer. WMECO will continue to utilize the services of its affiliate, Northeast Utilities Service Company, in performing WMECO's servicing obligations. Therefore, WMECO's customers are not expected to experience any change in current servicing and collection procedures.

      12. Certain obligations under the Company Agreement create limited recourse against the Company. Such recourse claims include liability for (i) failure to transfer to WRC a first priority ownership interest in the Receivables and Related Assets; (ii) the Company's breach of its representations, warranties and covenants; and (iii) certain indemnity obligations. In order to secure these obligations, the Company will grant to WRC a lien on, and security interest in, any rights which the Company may have in respect of Receivables and Related Assets. The WRC Agreement creates comparable recourse obligations against WRC, and WRC will grant a security interest to the Purchaser in all rights in the Receivables retained by WRC, the Related Assets and certain other rights and remedies (including its rights and remedies under the Company Agreement) to secure such recourse obligations. Neither WRC's nor the Purchaser's recourse to WMECO will include any rights against WMECO should customer defaults on the Receivables result in collections attributable to the Undivided Interests sold to the Purchaser being insufficient to reimburse the Purchaser for the purchase price paid by it for the Undivided Interests and its anticipated yield. The Purchaser will bear the risk for any credit losses on the Receivables which exceed the reserves for such losses included in the Undivided Interests.

      13. The Company and WRC will be obligated to reimburse the Purchaser and the Agent for various costs and expenses associated with the Company Agreement and the WRC Agreement. WRC will also be required to pay to the Agent certain fees for services in connection with such agreements. See Exhibits H.1 and H.2.

      14.   The arrangements under the Company Agreement and the WRC
Agreement are scheduled to terminate on September 4, 2001. WRC may, upon at least five business days' notice to the Agent, terminate in whole or reduce in part the unused portion of its purchase limit in accordance with the terms and conditions of the WRC Agreement. The WRC Agreement allows the Purchaser to assign all of its rights and obligations under the WRC Agreement (including its Undivided Interests and the obligation to fund Undivided Interests) to other persons, including the providers of its bank facilities. However, any such assignment will not change the nature of the obligations of WMECO or WRC under the Company Agreement and the WRC Agreement. All references herein to the Purchaser include reference to its assignees.

      15. WMECO intends that the above-described transactions will permit it in effect, through this intermediary device, to accelerate its receipt of cash collections from accounts receivable and thereby meet its short term cash needs. WMECO believes that the planned purchase and sale transactions will provide it with needed financial flexibility at a time when the Company expects to incur substantial costs as a result of the outages of the Millstone nuclear plants. As the Commission is aware, the NU companies are engaging in a series of financial transactions to permit them to meet their financial needs in the near future. See, e.g., Revolving Credit Facility (File No. 70-8875).

      16. WMECO believes that, based on indicative pricing, funding under the proposed transactions will be more advantageous than other sources of funds that WMECO and other NU companies are seeking such as the Revolving Credit Facility.

      17. Except in accordance with the Act, neither NU nor any subsidiary thereof (a) has acquired an ownership interest in an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an exempt wholesale generator or a foreign utility company. None of the proceeds from the transactions proposed herein will be used by the Company to acquire any securities of, or any interest in, an exempt wholesale generator or a foreign utility company.

        The NU system is in compliance with Rule 53(a), (b) and (c), as demonstrated by the following determinations:

        (i) NU's aggregate investment in EWGs and FUCOs (i.e. amounts invested in or committed to be invested in EWGs and FUCOs, for which there is recourse to NU) does not exceed 50 percent of the NU system's consolidated retained earnings as reported for the four most recent quarterly periods on NU's Form 10-K and 10-Qs. At September 30, 1996, the ratio of such investment ($41.1 million) to such consolidated retained earnings ($941.3 million) was 4.36 percent.

        (ii) Encoe Partners, Central Termica San Miguel de Tucuman, S.A., Ave Fenix Energia S.A. and Plantas Eolicas, S.A. (N.U.'s only EWGs or FUCOs at this time) (collectively, "EWGs/FUCOs") maintain books and records and prepare financial statements in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request.

        (iii) No employees of the NU system's public utility companies have rendered services to the EWGs/FUCOs.

        (iv) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificates that have been filed with the Commission under Rule 53 and
        (b) a copy of Item 9 of Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of the NU system public utility companies.

        (v) Neither NU nor any NU subsidiary has been subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding. In addition, NU's average consolidated retained earnings for the four most recent quarterly periods has not decreased by 10 percent or more from the average for the previous four quarterly periods.

        (vi) In the previous fiscal year, NU's operating losses attributable to its investment in the EWGs/FUCOs did not exceed 5 percent of NU's consolidated retained earnings.

                                              ITEM II
                                FEES, COMMISSIONS, AND EXPENDITURES

        18. The estimated fees, commissions, and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transactions by the Company or any associate company thereof are specified in Exhibits H.1 and H.2.

        19. None of such fees, commissions, or expenses are to be paid to any associate company or affiliate of the Companies or any affiliate of any such associate company except for financial, legal, and other services to be performed at cost by NUSCO, an affiliated service company.

                                             ITEM III
                                  APPLICABLE STATUTORY PROVISIONS

        20. The formation of WRC; the issuance of shares by WRC; the making, directly and indirectly, of the initial equity contributions to WRC; the acquisition by WMECO of shares of Common Stock of WRC; and the payment of dividends by WRC to WMECO, to the extent such dividends may be considered to be paid out of capital or unearned surplus, are subject to Sections 6(a), 7, 9(a), 10 and 12(c) of the Act and Rules 46 and 54 thereunder.

        21. The Company believes that all other aspects of the transactions described herein are not subject to the Commission's jurisdiction. The Company believes that its sales of Receivables to WRC are not sales of a "security" as defined in Section 2(a)(16) of the Act or "utility assets" as defined Section 2(a)(18). Furthermore, the Company believes that any capital contributions to WRC in the form of Receivables and Related Assets subsequent to its initial capitalization will be exempt from regulation under Rule 45(b)(4), and that WRC's sales of Undivided Interests, to the extent such may be considered the issuance of a debt security, are exempt from regulation under Rule 52(b).

                                              ITEM IV
                                        REGULATORY APPROVAL

        22. In a petition filed with the Massachusetts Department of Public Utilities ("DPU"), the Company seeks (a) approval for the formation of WRC, the making of capital contributions to WRC and the acquisition of WRC's Common Stock; and (b) a disclaimer of jurisdiction, or, in the alternative approval of, the sales by the Company and WRC of Receivables, Related Assets and Undivided Interests. A copy of this filing is filed as Exhibit D.1 hereto. A copy of the order of the DPU will be filed by amendment as Exhibit D.2 hereto upon issuance.

        23. No other state commission has jurisdiction with respect to any aspect of the proposed transaction, and no Federal commission other than the Securities and Exchange Commission has jurisdiction with respect to any aspect thereof.

                                              ITEM V
                                            PROCEDURE

        24. The Company respectfully requests the Commission's approval, pursuant to this Application/Declaration, of the formation of WRC, the issuance of shares by WRC, the making of initial equity contributions to WRC and the acquisition by WMECO of shares of Common Stock of WRC as described herein, whether under the sections of the Act and rules thereunder enumerated in Item III or otherwise. The Company also requests the Commission's approval as may be necessary of any other aspect of the transactions described in this Application/Declaration under the appropriate provisions of the Act or rules thereunder.

        25. The Company hereby waives any recommended decision by a hearing officer or by any other responsible officer of the Commission and waives the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective forthwith. The Company consents that the Office of Public Utility Regulation within the Division of Investment Management may assist in the preparation of the Commission's decision and/or order unless the Office opposes the transactions covered by this Application. It is requested that the Commission issue an order authorizing the jurisdictional transactions proposed herein and disclaiming jurisdiction over the sales and purchases of Receivables, Related Assets and Undivided Interests at the earliest practicable date but in any event not later than 40 days from filing date. It is further requested that (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (iii) the Commission's order become effective forthwith upon issuance.

                                              ITEM VI
                                 EXHIBITS AND FINANCIAL STATEMENTS
(a)     Exhibits

        A.1 Draft of the Certificate of Incorporation of WRC. (To be filed by amendment.)

        A.2    Draft of the Bylaws of WRC.  (To be filed by amendment.)

        A.3    WMECO's authorizing resolution for purchase of WRC Common Stock.

        B.     Not applicable.

        C.     Not applicable.

        D.1 Application to the DPU for approval of the creation of WRC and request for disclaimer of jurisdiction over the purchase and sales transactions.

        D.2 Copy of the Order of the DPU with respect to WMECO's proposed transactions. (To be filed by amendment.)

        E.     Not applicable.

        F.     Opinion of Counsel to WMECO.  (To be filed by amendment.)

        G.1    WMECO Financial Data Schedule.  (Previously filed.)

        G.2    NU Financial Data Schedule.  (Previously filed.)

        H.1    Estimated Expenses--WMECO.  (Previously filed.)

        H.2    Estimated Expenses--WRC.  (Previously filed.)

        I. Proposed notice of the proceeding initiated by the filing of this Application/Declaration.

(b)     Financial Statements (All previously filed.)

        1.     Western Massachusetts Electric Company

               1.1 Balance Sheet, per books and pro forma, as of September 30, 1996.

               1.2 Income Statement, per books and pro forma, twelve months ended September 30, 1996.

               1.3 Statement of Retained Earnings, per books and pro forma, twelve months ended September 30, 1996 and Statement of Capital Structure, per books and pro forma, as of September 30, 1996.

               1.4     Explanation of Pro Forma Adjustments.

        2.     Northeast Utilities and Subsidiaries

               2.1 Consolidated Balance Sheet, per books and pro forma, as of September 30, 1996.

               2.2 Consolidated Income Statement, per books and pro forma, twelve months ended September 30, 1996.

               2.3 Consolidated Statement of Retained Earnings, per books and pro forma, twelve months ended September 30, 1996, and Consolidated Statement of Capital Structure, per books and pro forma, as of September 30, 1996.

               2.4     Explanation of Pro Forma Adjustments.

                                                VII
                              INFORMATION AS TO ENVIRONMENTAL EFFECTS

        (a) The issuance of an order with respect to this Application/Declaration is not a major federal action significantly affecting the quality of the human environment.

        (b) No Federal agency has prepared or is preparing an environmental impact statement with respect to the subject transactions.

               **FOOTNOTES**

                     {1}The only funds available to WRC will be those resulting from its participation in the program and WMECO's capital contributions to it. WRC will have no source of funds or obligations outside of the receivables purchase and sale program.

                                            SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 20, 1997.



                                WESTERN MASSACHUSETTS ELECTRIC COMPANY



                                By_________________________/s/David R. McHale
                                   David R. McHale
                                   Assistant Treasurer

                                                     File No.  70-8959


                             INDEX TO EXHIBITS FILED WITH
                                  AMENDMENT NO. 2 to
                                       FORM U-1

                                          of

                         WESTERN MASSACHUSETTS ELECTRIC COMPANY


(a) Exhibits

        A.3    WMECO's authorizing resolution for purchase of WRC Common Stock.

        D.1 Application to the DPU for approval of the creation of WRC and request for disclaimer of jurisdiction over the purchase and sale transactions.

        I. Proposed notice of the proceeding initiated by the filing of this Application/Declaration.